                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  FORM U-3A-2


                Statement by Holding Company Claiming Exemption
                     Under Rule U-3A-2 from the Provisions
               of the Public Utility Holding Company Act of 1935
                     To Be Filed Annually Prior to March 1

                       Wisconsin Electric Power Company
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

               a.  Wisconsin Electric Power Company, a Wisconsin
                   --------------------------------
               corporation, located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a public utility company that generates, distributes, and sells electric energy at retail in a territory of approximately 13,000 square miles, with an estimated population of 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Wisconsin Electric Power Company also sells electric energy at wholesale. In addition, Wisconsin Electric Power Company purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in four distinct service areas of about 3,800 square miles in Wisconsin.

               Subsidiaries of Wisconsin Electric Power Company

                                       1
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               consist of the following:

               (1) ATC Management Inc., a Wisconsin corporation,
                   -------------------
               located at N16 W23217 Stone Ridge Drive, P.O. Box 47, Waukesha, Wisconsin 53187 is an electric utility company that operates and owns an undivided 1/1,000,000 share in electric transmission facilities in Wisconsin, Michigan and Illinois. It has a nominal membership interest in and is the manager of American Transmission Company LLC.

               (2) American Transmission Company LLC, a Wisconsin
                   ---------------------------------
               limited liability company, located at N16 W23217 Stone Ridge Drive, P.O. Box 47, Waukesha, Wisconsin 53187, is an electric utility company that owns the remaining interest in the transmission facilities that are operated by and jointly owned with ATC Management Inc.

               (3) BOSTCO, LLC, a Wisconsin limited liability
                   -----------
               company located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a company formed for the purpose of acquiring, owning, renovating, and leasing space at a building located at 331 West Wisconsin Avenue in Milwaukee, Wisconsin.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

               Wisconsin Electric Power Company owns the
               --------------------------------
               following generating plants:

               Point Beach (Wisconsin): two nuclear electric generating units with a combined net capability of 1,027 megawatts.

               Oak Creek (Wisconsin): four coal-fired electric generating units with a combined net capability of 1,139 megawatts.

               Presque Isle (Michigan): nine coal-fired electric generating units with a combined net capability of 617 megawatts.

                                       2
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               Pleasant Prairie (Wisconsin): two coal-fired
               electric generating units with a combined net capability of 1,210 megawatts.

               Port Washington (Wisconsin): four coal-fired electric generating units with a combined net capability of 320 megawatts.

               Valley (Wisconsin): two coal-fired electric generating units with a combined net capability of 227 megawatts.

               Edgewater (Wisconsin): a 25 percent undivided interest (equivalent to a net capability of 102 megawatts) in one coal-fired unit, operated by a nonaffiliated utility.

               Concord (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 376 megawatts.

               Paris (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 388 megawatts.

               Milwaukee County (Wisconsin): three coal-fired electric generating units with a combined net capability of 11 megawatts.

               Germantown (Wisconsin): five oil-and gas-fired combustion turbine generating units with a combined net capability of 346 megawatts.

               Miscellaneous (Wisconsin and Michigan): fourteen hydro plants with an aggregate net capability of 67 megawatts, and six smaller combustion turbines and diesel units and two wind turbines with a combined net capability of 62 megawatts.

                                       3
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     At December 31, 2000, Wisconsin Electric Power Company was operating
27,100 miles of electric power lines.

     At December 31, 2000, Wisconsin Electric Power Company's gas distribution system included approximately 7,900 miles of mains located in Wisconsin connected to the pipeline transmission systems of ANR Pipeline Company, Natural Gas Pipeline Company of America, and Northern Natural Gas Company. Wisconsin Electric Power Company also owns a liquified natural gas storage plant located in Wisconsin, which converts and stores in liquified form natural gas received during periods of low consumption, as well as propane tanks located in Wisconsin for peaking purposes.

     ATC Management Inc. owns an undivided 1/1,000,000 interest and American Transmission Company LLC owns the remaining interest in a grid of transmission facilities located in Wisconsin, a portion of the Upper Peninsula of Michigan, and a very small portion of Illinois adjacent to the Wisconsin border. In Wisconsin, the transmission facilities consist of approximately 6,600 circuit miles of transmission lines with ratings from 69 KV to 345 KV plus associated substations and real property interests. The two companies also own approximately 1,000 circuit miles of transmission facilities in Michigan and 11 circuit miles of transmission facilities in Illinois.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of Kwh. hours of electric energy sold ( at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

                    (i)   Wisconsin Electric Power Company:

                          31,398,790,000 kwh. of electric energy
                          94,494,800 Mcf. of natural or manufactured gas

                    (ii)  ATC Management Inc.:

                          None

                    (iii) American Transmission Company LLC:

                          None

          (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized:

                    (i)   Wisconsin Electric Power Company:

                          3,173,317,000 kwh. of electric energy
                          0 Mcf. of natural or manufactured gas

                    (ii)  ATC Management Inc.:

                          None

                    (iii) American Transmission Company LLC:

                          None

          (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line:

                    (i)   Wisconsin Electric Power Company:

                          1,602,960,000 kwh. Of electric energy
                          0 Mcf. of natural or manufactured gas

                    (ii)  ATC Management Inc.:

                          None

                    (iii) American Transmission Company LLC:

                          None

          (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line:

                    (i)   Wisconsin Electric Power Company:

                          2,305,361,000 kwh. Of electric energy
                          57,309,700 Mcf. of natural or manufactured gas

                    (ii)  ATC Management Inc.:

                          None

                    (iii) American Transmission Company LLC:
                          None

                                       5
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          4.   The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Neither Wisconsin Electric Power Company, ATC Management Inc., nor American Transmission Company LLC hold an interest, directly or indirectly, in an EWG or foreign utility company.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    None.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    None.

          (d) Capitalization and earning of the EWG or foreign utility company during the reporting period.

                    None.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    None.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

                              WISCONSIN ELECTRIC POWER COMPANY
                              (Name of Claimant)

                                       6
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                                          By:   /s/ David K. Porter
                                              ----------------------------------
                                                David K. Porter
                                                Senior Vice President



(Corporate Seal)



Attest: /s/ Larry Salustro
       ----------------------------
       Larry Salustro
       Senior Vice President and General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Larry Salustro, Senior Vice President
                                and General Counsel
                                Wisconsin Electric Power Company
                                2310 West Michigan Street
                                P.O. Box 2949
                                Milwaukee, Wisconsin 53201



                                       7
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                                   EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year:

     While ATC Management Inc. and American Transmission Company LLC began limited start-up administrative operations in 2000, it only began regular transmission operation on January 1, 2001, and does not have financial information available for calendar year 2000. BOSTCO, LLC was formed on December 21, 2000, and its year 2000 operations are immaterial.

     The required financial statement for Wisconsin Electric Power Company are as follows:


                        WISCONSIN ELECTRIC POWER COMPANY

                                INCOME STATEMENT

                             Year Ended December 31

                                                                  2000
                                                                  ----
                                                         (Millions of Dollars)
Operating Revenues
  Electric                                                      $1,763.4
  Gas                                                              399.7
  Steam                                                             21.9
                                                                --------
      Total Operating Revenues                                   2,185.0

Operating Expenses
  Fuel and purchase power                                          497.7
  Cost of gas sold                                                 258.7
  Other operation and maintenance                                  696.1
  Depreciation, decommissioning,
    and amortization                                               272.7
  Property and revenue taxes                                        65.9
                                                                --------
      Total Operating Expenses                                   1,791.1
                                                                --------

Operating Income                                                   393.9

Other Income and Deductions
  Interest income                                                    4.0
  Allowance for other funds
    used during construction                                         2.6
  Gains on asset sales                                               1.5
  Other                                                            (17.9)
                                                                --------
      Total Other Income and Deductions                             (9.8)

Financing Costs
  Interest expense                                                 117.5
  Allowance for borrowed funds
    used during construction                                        (1.3)
                                                                --------
      Total Financing Costs                                        116.2
                                                                --------

Income Before Income Taxes                                         267.9

Income Taxes                                                       103.2
                                                                --------
Net Income                                                         164.7

Preferred Stock Dividend Requirement                                 1.2
                                                                --------
Earnings Available for Common
  Stockholder                                                     $163.5
                                                                ========

                        WISCONSIN ELECTRIC POWER COMPANY

                           STATEMENT OF COMMON EQUITY


                                                     Common Stock
                                                     ------------
                                                 $10 Par      Other Paid        Retained
                                    Shares        Value       In Capital        Earnings        Total
                                    ------       -------      ----------        --------        -----
                                                         (Millions of Dollars)
Balance - December 31, 1999       33,289,327     $332.9         $530.7          $1,017.3      $1,880.9

Net income                                                                         164.7         164.7
Cash dividends
  Common stock                                                                    (179.6)       (179.6)
  Preferred stock                                                                   (1.2)         (1.2)
                                  ----------     ------         ------          --------      --------
Balance - December 31, 2000       33,289,327     $332.9         $530.7          $1,001.2      $1,864.8
                                  ==========     ======         ======          ========      ========

                        WISCONSIN ELECTRIC POWER COMPANY

                                  BALANCE SHEET

                                   December 31

                                     ASSETS

                                                                 2000
                                                                 ----
                                                        (Millions of Dollars)
Property, Plant and Equipment
  Electric utility                                             $5,300.7
  Gas utility                                                     578.2
  Steam utility                                                    64.4
  Common utility                                                  372.9
  Other property                                                    7.3
                                                               --------
                                                                6,323.5
  Accumulated depreciation                                     (3,339.1)
                                                               --------
                                                                2,984.4
  Construction work in progress                                   106.8
  Leased facilities, net                                          121.6
  Nuclear fuel, net                                                93.1
                                                               --------
      Net Property, Plant and Equipment                         3,305.9

Investments
  Nuclear decommissioning trust fund                              613.3
  Other                                                            28.9
                                                               --------
      Total Investments                                           642.2

Current Assets
  Cash and cash equivalents                                        10.6
  Accounts receivable, net of allowance for
    doubtful accounts of $19.7 and $17.5                          232.7
  Accrued revenues                                                163.0
  Fossil fuel (at average cost)                                   114.8
  Materials and supplies (at average cost)                         82.6
  Prepayments                                                      71.5
  Deferred income taxes                                            32.5
  Other                                                             1.2
                                                               --------
      Total Current Assets                                        708.9

Deferred Charges and Other Assets
  Deferred regulatory assets                                      232.0
  Other                                                           136.1
                                                               --------
      Total Deferred Charges and
        Other Assets                                              368.1
                                                               --------

Total Assets                                                   $5,025.1
                                                               ========

                        WISCONSIN ELECTRIC POWER COMPANY

                                  BALANCE SHEET

                                   December 31

                         CAPITALIZATION AND LIABILITIES

                                                                2000
                                                                ----
                                                       (Millions of Dollars)
Capitalization
  Common equity                                               $1,864.8
  Preferred stock                                                 30.4
  Long-term debt                                               1,679.6
                                                              --------
      Total Capitalization                                     3,574.8

Current Liabilities
  Long-term debt due currently                                    28.1
  Notes payable                                                  257.0
  Accounts payable                                               213.5
  Payroll and vacation accrued                                    39.0
  Taxes accrued - income and other                                26.6
  Interest accrued                                                18.8
  Other                                                           84.2
                                                              --------
      Total Current Liabilities                                  667.2

Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                              466.1
  Accumulated deferred investment
    tax credits                                                   74.7
  Deferred regulatory liabilities                                123.6
  Other                                                          118.7
                                                              --------
      Total Deferred Credits and
        Other Liabilities                                        783.1

Commitments and Contingencies
                                                              --------
Total Capitalization and Liabilities                          $5,025.1
                                                              ========

                                 EXHIBIT B


FINANCIAL DATA SCHEDULE




                     FISCAL-YEAR-END        DEC-31-2000
                     PERIOD-START           JAN-01-2000
                     PERIOD-END             DEC-31-2000

                     TOTAL-ASSETS           $5,025.1 million
                     TOTAL-OPERATING-
                         REVENUES           $2,185.0 million
                     NET-INCOME             $  164.7 million


                                 EXHIBIT C


ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM

                           NOT APPLICABLE

                                       9